Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

Q1 Highlights (Consolidated)
TURNOVER	Rs. 6139 Crore
EBIDTA	Rs. 2506 Crore
PAT (attributable)	Rs. 1143 Crore
EPS (not annualised)	Rs. 19.93
per share (fully diluted)

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007												Rs in Crore except as stated

		Consolidated				Standalone				Standalone
			Corresponding					Corresponding				Corresponding
		Quarter ended	quarter ended	Year ended			Quarter ended	quarter ended	Year ended		Quarter ended	quarter ended	Year ended
S.		30.06.2007	30.06.2006	31.03.2007	S.		30.06.2007	30.06.2006	31.03.2007		30.06.2007	30.06.2006	31.03.2007
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	No.	Particulars	(Unaudited)	(Unaudited)	(Audited)	Segmental Information	(Unaudited)	(Unaudited)	(Audited)

1	Turnover	6,680.06	5,001.87	26,193.03	1	Turnover	3,310.40	2,529.49	12,457.57	1. Segment Revenue
	Less: Excise Duty Recovered	540.92	398.92	1,806.22		Less: Excise Duty Recovered	195.40	154.68	635.72	a) Copper	3,218.50	2,217.01	11,904.08
	Net Sales/Income from Operations	6,139.14	4,602.95	24,386.81		Net Sales/Income from Operations	3,115.00	2,374.81	11,821.85	b) Aluminium	—	251.16	251.16
2	Other Income	350.09	135.51	681.71	2	Other Income	50.85	28.93	205.41	c) Others	110.42	74.40	363.45

3	Total Expenditure	3,983.03	2,753.06	14,927.95	3	Total Expenditure	2,852.24	2,061.69	10,661.70	Gross Sales	3,328.92	2,542.57	12,518.69
	a. Variation in Stock	(404.08)	(967.73)	(383.43)		a. Variation in Stock	(322.11)	(593.45)	(358.85)	Less: Inter Segment Transfers	18.52	13.08	61.12

	b. Purchases/Consumption of raw materials#	3,192.99	2,532.51	10,840.21		b. Purchases/Consumption of raw materials#	3,025.32	2,451.20	10,332.53	External Sales	3,310.40	2,529.49	12,457.57
	c. Staff Cost	147.88	124.85	549.49		c. Staff Cost	16.24	14.62	57.44	Less: Excise Duty Recovered	195.40	154.68	635.72

	d. Other expenses	1,046.24	1,063.43	3,921.68		d. Other expenses	132.79	189.32	630.58	Net Sales/Income from Operations	3,115.00	2,374.81	11,821.85

4	Earnings Before Interest,Depreciation and Tax (EBIDTA)	2,506.20	1,985.40	10,140.57	4	Earnings Before Interest,Depreciation and Tax (EBIDTA)	313.61	342.05	1,365.56	2) Segment Results
5	Interest	95.46	89.83	379.07	5	Interest	37.70	40.54	182.66	(Profit before tax & interest)
6	Cash Profit ( PBDT )	2,410.74	1,895.57	9,761.50	6	Cash Profit ( PBDT )	275.91	301.51	1,182.90	a) Copper	200.94	272.97	1056.13
7	Depreciation and Amortisation	203.13	183.39	803.86	7	Depreciation and Amortisation	34.22	33.17	133.20	b) Aluminium	—	15.50	15.50
8	Profit Before Tax and Exceptional Items	2,207.61	1,712.18	8,957.64	8	Profit Before Tax and Exceptional Items	241.69	268.34	1,049.70	c) Others	36.75	(0.33)	7.72
9	Exceptional Items	—	12.23	157.21	9	Exceptional Items	—	—	137.40	Other unallocable income/expenses (net)	41.70	20.74	153.01

10	Profit Before Tax	2,207.61	1,699.95	8,800.43	10	Profit Before Tax	241.69	268.34	912.30	Total	279.39	308.88	1,232.36
11	Provision For -Current taxation	506.07	451.93	2,323.83	11	Provision For -Current taxation	39.80	47.98	135.40	Less : Interest paid	37.70	40.54	182.66

	-Deferred Taxation	18.08	38.69	167.48		-Deferred Taxation	0.24	(3.33)	(8.15)	Profit before tax & Exceptional items	241.69	268.34	1,049.70
	-Fringe benefit tax	0.57	0.72	3.65		-Fringe benefit tax	0.19	0.20	1.02	Less: Exceptional items	—	—	137.40

	Mat Credit Entitlement	—	(12.30)	(83.19)	12	Net Profit after Tax & exceptional items	201.46	223.49	784.03	Profit before Tax	241.69	268.34	912.30

12	Net Profit after Tax & exceptional items	1,682.89	1,220.91	6,388.66	13	Paid-up equity share capital (Face value of Rs. 2 each)	141.70	111.70	111.70	3) Capital Employed
13	Minority Interest	539.98	341.91	2,002.30	14	Reserves excluding revaluation reserves (As per Balance Sheet) of Previous Year			4,346.23	(Segment Assets less Segmental Liabilities)
14	Share in the Profit/(Loss) of Associates	—	—	(0.13)	15	Earning Per Share (Rs.) (Not annualised)*				a) Copper	3687.19	3599.25	3898.46
15	Net Profit after tax attributable to Consolidated Group	1,142.91	879.00	4,386.23		-Before Exceptional Items				b) Aluminium	—	401.25	—
16	Paid-up equity share capital (Face value of Rs. 2 each)	141.70	111.70	111.70		Basic	3.51 *	4.00 *	16.50	c) Others	229.99	298.62	259.74
17	Reserves excluding revaluation reserves			9,869.81		Diluted	3.51 *	4.00 *	16.50
18	Earning Per Share (Rs) (Not Annualised)*					-After Exceptional Items
	-Before Exceptional Items					Basic	3.51 *	4.00 *	14.04
	Basic	19.93 *	15.87 *	81.23		Diluted	3.51 *	4.00 *	14.04
	Diluted	19.93 *	15.87 *	81.23		# Net of exchange difference — Rs. 217.14 Cr in Q1 2007, Rs. 81.71 Cr in Q1 2006 & Rs. 40.88 Cr in FY 2006-07
	-After Exceptional Items
	Basic	19.93 *	15.73 *	78.53
	Diluted	19.93 *	15.73 *	78.53
	# Net of exchange difference — Rs. 217.14 Cr in Q1 2007, Rs. 81.71 Cr in Q1 2006 & Rs. 40.88 Cr in FY 2006-07

	Notes:-	Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on July 25, 2007 approved the above results and its release.	1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on July 25, 2007 approved the above results and its release.

2	Investment in equity shares of power company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.17 Crore for the quarter ended June 30, 2007 (corresponding prior quarter, Rs. 1.17 Crore)	2	During the quarter, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30 crore and Security Premium by Rs 8,016.57 crore after adjusting ADS issue expenses (net of recoveries). Pending utilisation for the stated purpose, the ADS proceeds has been invested temporarily in bank deposits and mutual funds out of India.

3	The Company has determined its liability relating to royalty on the basis of the decision of the Rajasthan High Court delivered in July 2007. Consequently the excess of such liabilities provided for earlier years aggregating to Rs. 130.48 Crore has been written back and included in other income.	3	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard – 11 on “The Effect of Changes in Foreign Exchange Rates”, the Company has recognized net gain arising on account of foreign exchange difference amounting to Rs. 4.48 crore in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

4	Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 - “Consolidated Financial Statements” issued by Institute of Chartered Accountants of India.	4	Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the Company has utilised Rs. 1472.19 crore. Pending utilisation of the balance proceeds, the same have been temporarily invested in short term money market instruments.

5	Previous Period/Year figures have been regrouped / recasted wherever necessary.	5	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended June 30, 2007: Beginning 2, Received 8, disposed off 9, pending 1, being attended.

		6	The Financial Results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts and have been subjected to “Limited Review” by the Auditors of the company.

		7	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

		8	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1,2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

			By order of the Board

			sd/-

	Place: Mumbai		Anil Agarwal

	Dated : July 25, 2007		Chairman